
07007023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAY 29 2007 WASH. D.C. 210

SEC FILE NUMBER
8-42974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2006 (MM/DD/YY) AND ENDING MARCH 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TITUS FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13649 MONTFORT DRIVE, SUITE 200
(No. and Street)

DALLAS (City) TEXAS (State) 75240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JACK L SHARP (972) 317-9575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACK L SHARP, CPA
(Name – *if individual, state last, first, middle name*)

2300 HIGHLAND VILLAGE RD., STE. 650 (Address) HIGHLAND VILLAGE (City) TEXAS (State) 75077 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM STAPLETON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TITUS FINANCIAL, INC., as of __________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TITUS FINANCIAL, INC.
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
MARCH 31, 2007 AND 2006



Dance, Bigelow, Sharp & Co., LLP

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
of Titus Financial, Inc.

We have audited the accompanying financial statements of Titus Financial, Inc. (a Texas corporation) as of March 31, 2006 and the related statements of income, changes in stockholder's equity, liabilities subordinated to the claims of creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Titus Financial, Inc. as of March 31, 2006 were audited by other auditors whose report dated May 25, 2006 expressed an unqualified opinion on those financial statements

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Titus Financial, Inc. as of March 31, 2007 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dance, Bigelow, Sharp & Co., LLP
Highland Village, Texas
March 21, 2007

To the Board of Directors

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

TITUS FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2007 AND 2006

ASSETS

	as of March 31, 2007	as of March 31, 2006
CURRENT ASSETS:		
Cash	$ 79,963	$ 64,931
Prepaid expense	11,631	-
Total Current Assets	91,594	64,931
TOTAL ASSETS	$ 91,594	$ 64,931

LIABILITIES AND STOCKHOLDER EQUITY

	2007	2006
CURRENT LIABILITIES:		
Accrued expenses	$ 45,158	$ 54,828
Payroll liabilities	612	1,167
Total Current Liabilities	45,770	55,995
STOCKHOLDER EQUITY :		
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	53,983	53,983
Additional paid-in capital	2,615	2,615
Retained earnings	(10,774)	(47,662)
Total Stockholder Equity	45,824	8,936
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 91,594	$ 64,931

TITUS FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

	For the year ended March 31, 2007	2006
REVENUES :		
Commission income	$ 1,349,491	$ 1,046,519
Interest income	243	246
Total income	1,349,734	1,046,765
EXPENSES:		
Commissions	933,251	741,702
Professional fees	14,950	-
Taxes	43,441	47,240
Conulting and contract labor	113,100	248
Personnel expense	235,000	257,329
Equipment expense	37,424	
Rent	37,200	-
Office expense	38,386	91
Registration expense	14,268	1,500
Expense reimbursement	(154,174)	-
Total expenses	1,312,846	1,048,110
INCOME BEFORE INCOME TAXES	36,888	(1,345)
PROVISION FOR TAXES	-	-
NET INCOME	$ 36,888	$ (1,345)

TITUS FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF MARCH 31, 2007 AND 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, MARCH 31, 2005	$ 53,983	$ 2,614	$ (46,317)	$ 10,280
Net Loss			(1,345)	(1,345)
BALANCE, MARCH 31, 2006	53,983	2,614	(47,662)	8,935
Net Income			36,888	36,888
BALANCE, MARCH 31, 2007	$ 53,983	$ 2,614	$ (10,773)	$ 45,823

TITUS FINANCIAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

	For the year ended March 31, 2007	2006
Cash flows from operating activities -		
Net income (loss)	$ 36,888	$ (1,345)
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Prepaid expenses	(11,631)	-
Deferred tax asset	-	-
Accrued expenses	(10,225)	(58,217)
Taxes payable	-	-
Net cash provided by operating activities	15,032	(59,562)
Net change in cash	15,032	(59,562)
Cash at beginning of year	64,931	124,493
Cash at end of year	$ 79,963	$ 64,931

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

TITUS FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007 AND MARCH 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization –

Titus Financial, Inc. (the Company), a Texas Corporation, was incorporated on July 31, 1990. The name was changed effective February 13, 1998, in connection with a change in stock ownership. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in several different states. It is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation.

Method of Accounting –

The accounts of the Company are maintained on the accrual method of accounting with transactions recorded on a trade date basis.

Cash and cash equivalents –

For the purpose of cash flow, the Company considers financial instruments with the original maturity of three months or less to be cash equivalents.

Accounting estimates –

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

Income taxes –

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". Under SFAS No. 109, an asset and liability approach is required. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Income reported for financial statement purposes is the same as taxable income, as defined in the Internal Revenue Code for the years ended March 31, 2007 and 2006.

Adoption of SFSA No. 130 -

The Company adopted SFSA No. 130, Reporting Comprehensive Income. Certain prior year's balances have been reclassified in order to conform to the current year presentation.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c#-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed at 15 to 1. At March 31, 2007, the Company had a net capital of $34,193 which was $29,193 over the required minimum net capital of $5,000 and at March 31, 2006 the Company had net capital of $8,963 which was $3,963 over the minimum required.

3. ECONOMIC DEPENDENCY

All of the Company's business is dependent upon an affiliated company that has common ownership. This affiliated company originates all of the oil and gas working interests marketed by the Company. The loss of this origination could have a material adverse effect on the Company.

4. INCOME TAXES

At March 31, 2007 the Company has accumulated operating loss carry forwards for U.S. federal income tax purposes of $39,431, of which $36,888 was utilized in the current year. The remaining balance of $2,543 will expire between 2022 and 2025. A provision for deferred tax assets has not been calculated as the amount is immaterial.

5. RELATED PARTY TRANSACTIONS

Most of the Company's revenue was generated from an affiliated company. These companies have common ownership. During the fiscal years ending March 31, 2007 and 2006, the Company received commission income of $1,349,491 and 1,046,519, respectively and operating expense reimbursements of $154,174 and $0, respectively.

Beginning April 1, 2006, the Company entered into an Exclusive Service and Support Agreement with this affiliate in accordance with a mandate from the National Association of Security Dealers whereby the Company would be charged its pro-rata share of common expenses such as rent, professional fees, equipment expenses and office expense. Under the terms of the agreement the Company would be reimbursed for these expenses by the affiliate. Expenses charged to the Company pursuant to the agreement for the year ending March 31, 2007 were: rent $37,200, professional fees $14,950, equipment expense $37,424 and office expense $38,386. Because the agreement began April 1, 2006 there were no charges for these expenses during the year ending March 31, 2006.

TITUS FINANCIAL, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO THE CLAIMS OF CREDITORS
MARCH 31, 2007 AND 2006

The Company had no liabilities subordinated to creditors at March 31, 2007, nor at March 31, 2006.

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTARY INFORMATION

TITUS FINANCIAL, INC.
SUPPLEMENTARY INFORMATION
MARCH 31, 2007

1. Computation of net capital and aggregate indebtedness under Rule 15c3-1

Stockholders' equity	$	45,824
Less non-allowable assets:		11,631
Net capital		34,193
Minimum net capital required		(5,000)
Excess (deficit) net capital	$	29,193
Aggregate indebtedness to net capital:		
Accounts payable and accrued expenses	$	45,770
Aggregate indebtedness	$	45,770
Ratio: aggregate indebtedness to net capital		1 TO .75

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited Macrh 31, 2007 Focus Report is as follows;

March 31, 2007 FOCUS Report:	$	23,353
Increase in income		22,471
Increase in non-allowable assets		(11,631)
March 31, 2007Net Capital	$	34,193

2. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15c3-3

3. Information relating to the possession or control requirements under Rule15c3-3

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer's funds or securities as of March 31, 2007



Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

Titus Financial, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Titus Financial, Inc. (the Company), for the year ended March 31, 2007 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dance, Bigelow, Sharp & Co., LLP

Highland Village, Texas
May 21, 2007

END